UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No.       )

Airgas, Inc.
(Name of Subject Company (Issuer))

Air Products and Chemicals, Inc.
(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

009363102
 (CUSIP Number of Class of Securities)

John D. Stanley, Esq.
Senior Vice President and General Counsel
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501
(610) 481-4911
 (Name, Address and Telephone Numbers of Person Authorized to Receive
 Notices and Communications on Behalf of Filing Persons)

Copies to:
James C. Woolery, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐  Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☑      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CorpNews Bulletin/EMAIL Blast

A Message from John McGlade:

As you have likely heard by now, Air Products has made an offer to acquire Airgas for $60.00 per share in cash, or a total of approximately $7.0 billion in equity and debt.  A copy of the press release we issued this morning can be found here: http://www.airproducts.com/PressRoom/CompanyNews/Archived/2010/05Feb2010.htm

Since the news has just become public, I wanted you to hear directly from me about why we are doing this and why now.  This is an extremely compelling transaction with undeniable strategic and industrial logic that would bring together two highly complementary organizations, create more value than Airgas or Air Products could each achieve on its own, and provide excellent opportunities for the employees and customers of both.  This premium offer for Airgas reflects its complementary capabilities, talented employees and attractive long-term prospects.

As many of you know, this is a business we are very familiar with.  We sold our U.S. packaged gas assets to Airgas in 2002, when that business had limited breadth and scope, in order to focus our resources on other growth areas where we could increase shareholder returns – which we have successfully done.  We also maintained a strong and profitable packaged gas business in Europe and other key international markets including India, Mexico, China and Southeast Asia, and Brazil.  Since 2002, Airgas has done a tremendous job building out their U.S. packaged gas business, primarily through acquisitions.  As we look to the future, we see packaged gases as one of the growth areas for Air Products, both within North America and internationally.  As a result, we believe it now makes sense to join together to create an even stronger company able to compete more effectively on the global stage.

The combination would join Air Products’ strong liquid bulk plant network, significant international packaged gas business, and extensive tonnage gas business with Airgas’ leading position in U.S. packaged gases and recognized sales force and distribution expertise.  Together we would become the largest industrial gas company in North America and one of the largest globally – a leader with distinctive strengths and world-class competencies across all distribution channels and geographies.  This transaction offers significant benefits for both Air Products and Airgas employees who will be part of a broader integrated industrial gas company with greater growth potential.  For customers, as a combined company with expanded resources and global scope, we would be well positioned to provide an even more robust product offering.

Let me be very clear: this is only the first step in what may prove to be an extended process, and we can make no assurances about when or if this transaction will be completed.  It’s important that you don’t speculate about this transaction, especially with customers, suppliers and people outside the company.  I am sure that many of you will want to help, and we will ask for that help as appropriate.  In the meantime, the best thing for everyone to do now is to individually and collectively stay focused on our goals of margin improvement and increased returns through our drive to lower costs.  We must stay close to our customers and actively work together to meet and exceed their expectations, maintaining our commitment to excellence.  Most importantly, be safe – don’t get distracted.

I also want to remind you of our policy not to speak with members of the media or the investment community unless authorized to do so.  Should you be contacted by any third party, please refer them to Betsy Klebe in Corporate Communications at (610) 481-4697 or Nelson Squires in Investor Relations at (610) 481-7461.

For more information on this exciting news, I invite you to:

●
Listen to the webcast we will be hosting this morning with the investment community at 8:30 a.m. ET at http://www.airproducts.com/Invest/financialnews/feb5news.htm  (please click on the orange Webcast button).

●
Attend the employee meeting/webcast I will be hosting at 10:00 a.m. ET in Trexlertown in our Admin 3 cafeteria. Access the webcast at [link] (click on the Webcast live button).  Dial-in numbers: 1-XXX-XXX-XXXX (domestic); 1-XXX-XXX-XXXX (international); passcode: XXXXXX.

For more information on this transaction, you can also visit www.airproducts.com/airgasoffer.

Thank you for your continued hard work and dedication.

Sincerely,

John McGlade
Chairman, President and CEO

* * *

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  No tender offer for the shares of Airgas, Inc. (“Airgas”) has commenced at this time.  In connection with the proposed transaction, Air Products and Chemicals, Inc. (“Air Products”) may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”).  Any definitive tender offer documents will be mailed to stockholders of Airgas.  INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Air Products through the web site maintained by the SEC at http://www.sec.gov.

In connection with the proposed transaction, Air Products may file a proxy statement with the SEC.  Any definitive proxy statement will be mailed to stockholders of Airgas.  INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Air Products through the web site maintained by the SEC at http://www.sec.gov.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Air Products and certain of its respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of Air Products’ directors and executive officers in Air Products’ Annual Report on Form 10-K for the year ended September 30, 2009, which was filed with the SEC on November 25, 2009, and its proxy statement for the 2010 Annual Meeting, which was filed with the SEC on December 10, 2009.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

FORWARD-LOOKING STATEMENTS

All statements included or incorporated by reference in this communication other than statements or characterizations of historical fact, are forward-looking statements.  These forward-looking statements are based on our current expectations, estimates and projections about our business and industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change.  Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “could”, “potential”, “continue”, “ongoing”, similar expressions, and variations or negatives of these words.

These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.  Important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition include the possibility that Air Products will not pursue a transaction with Airgas and the risk factors discussed in our Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  The forward-looking statements in this release speak only as of the date of this filing.  We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.